As filed pursuant to Rule 424(b)(3)
Registration No. 333-126569
PROSPECTUS

Argyle Security, Inc.

4,075,046 Shares of Common Stock
187,500 Common Stock Purchase Warrants

This prospectus relates to 3,700,046 shares of common stock, par value $0.0001 per share, of Argyle Security, Inc. (“Argyle” or the “Company” or “we,” “us” or similar words), which are issuable upon the exercise of outstanding common stock purchase warrants issued in our initial public offering pursuant to a prospectus dated January 24, 2006.

This prospectus also relates to the issuance of the following securities issuable upon exercise of the unit purchase option granted to such representative in our initial public offering: (i)187,500 shares of common stock, par value $0.0001 per share, (ii) 187,500 common stock purchase warrants and (iii)187,500 shares of common stock issuable upon the exercise of the representative’s warrants.

In order to obtain the shares of common stock, the holders of the warrants must pay an exercise price of $5.50 per share. The holders of the unit purchase option must pay an exercise price of $8.80 per unit in order to receive the common stock and warrants underlying the unit. We will receive the proceeds from the exercise of all of the warrants, including the warrants exercised by the representative and its designees.

Our common stock, warrants and units are traded on the Over-the-Counter Bulletin Board under the symbols “ARGL,” “ARGLW” and “ARGLU,” respectively. On August 21, 2007, the closing sale price of the common stock, warrants and units was $7.75, $2.09 and $9.44, respectively.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 17, 2007

Table of Contents

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	5
DETERMINATION OF OFFERING PRICE	6
PLAN OF DISTRIBUTION	6
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	6
WHERE YOU CAN FIND MORE INFORMATION	2
LEGAL MATTERS	6
EXPERTS	6

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and in an applicable prospectus supplement, if any, or in any amendment to this prospectus. We have not authorized any other person to provide you with different information, and if anyone provides, or has provided, you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we filed previously with the SEC and incorporated herein by reference is accurate only as of the date of the document containing the information.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference.  We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

PROSPECTUS SUMMARY

The Company

We were formed as a blank check company under the name “Argyle Security Acquisition Corporation” to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the security industry. On January 24, 2006, we completed an initial public offering of our securities.

On December 8, 2006, Argyle, its wholly owned subsidiary ISI Security Group, Inc. and ISI Detention Contracting Group, Inc., or ISI, entered into a merger agreement pursuant to which Merger Subsidiary would merge into ISI, and ISI would then become the wholly owned subsidiary of Argyle. ISI is a provider of physical security solutions to commercial, governmental, and correctional customers. On July 30, 2007, our stockholders voted to approve the merger, the merger was consummated and we changed our name from “Argyle Security Acquisition Corporation” to Argyle Security, Inc. , Holders of 232,565 shares issued in our initial public offering elected to have their shares redeemed.

On July 31, 2007, Argyle’s wholly owned subsidiary merged into ISI and ISI became a wholly owned subsidiary of Argyle. Pursuant to terms of the merger agreement, the security holders of ISI received an aggregate amount of cash of $18,600,000, 1,180,000 shares of our common stock (valued at approximately $9,180,000, based on the closing price of the common stock on June 25, 2007) and unsecured promissory notes in the aggregate amount of $1,925,000 convertible into our common stock at a conversion price of $10 per share.

In addition, the merger consideration paid by the Company also included (i) payment of $1.9 million to an entity created by two executive officers of ISI in connection with the issuance of performance and payment bonds to ISI; and (ii) approximately $1.0 million in ISI transaction costs. The Company also paid $.24 million in success fees to certain service providers in connection with the merger and approximately $.45 million to a service provider, which payment was contingent on the business combination being consummated.

The Company also assumed approximately $6.0 million of long-term debt, approximately $7.6 million outstanding pursuant to a $9.0 million line of credit, and $2.0 million of capitalized leases as of July 31, 2007.

A summary of our business and operations, including the business and operations of ISI, is included in our definitive proxy statement filed with the SEC on July 13, 2007 which is incorporated herein by reference, and our Current Report on Form 8-K filed with the SEC on August 6, 2007, which is also incorporated herein by reference.

Our principal executive offices are located at 200 Concord Plaza, Suite 700 San Antonio, Texas 78216. The telephone number at our executive office is (210) 828-1700. Our operating subsidiary maintains a website at www.isidet.com. The information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

The Offering

Securities offered:
187,500 warrants underlying a unit purchase option and 4,075,046 shares of common stock underlying (i) warrants to purchase 3,700,046 shares with an exercise price of $5.50 per share, (ii) 187,500 shares of common stock included as part of the units underlying the underwriters’ unit purchase option, and (iii) 187,500 shares underlying the warrants included as part of the units underlying the underwriters’ unit purchase option. The warrants expire on January 24, 2011.

Common Stock:
Number outstanding before this offering	5,961,307

Number to be outstanding after this offering	10,036,353, assuming the exercise of all of the underwriters’ unit purchase options and the warrants, including the 187,500 warrants underlying the unit purchase option
Offering proceeds
Assuming the exercise of the underwriters’ unit purchase option and all the warrants, we will receive gross proceeds of $23,031,503. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes.

OTC Bulletin Board Symbol	ARGL ARGLW

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, the safe-harbor provisions of that act do not apply to statements made in this prospectus. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other "forward-looking" information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	outcomes of government reviews, inquiries, investigations and related litigation;
•	continued compliance with government regulations;
•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;
•	fluctuations in client demand;
•	management of rapid growth;
•	general economic conditions;
•	our business strategy and plans; and
•	the results of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

A discussion of the risk factors relating to an investment in us is included in our proxy statement filed with the Commission on July 13, 2007, which is incorporated herein by reference. You should carefully consider the risk factors discussed in the proxy statement, together with all of the other information included in this prospectus, before you decide whether to exercise your warrants.

USE OF PROCEEDS

Assuming the exercise of the underwriters’ unit purchase option and all the warrants, we will receive gross proceeds of $23,031,503. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes. If we have indebtedness at the time the warrants are exercised, we may also use proceeds to repay indebtedness. We may also use the proceeds to acquire other companies. There is no assurance that the holders of the unit purchase option or the warrants will elect to exercise any or all of the unit purchase option or the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the applicable security. The exercise price of the 3,887,546 warrants (including the warrants underlying the underwriters’ unit purchase option) is $5.50 per share and the exercise price of the unit purchase option is $8.80. Each offering price was determined at the time of the initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

LEGAL MATTERS

The validity of the securities offered in this prospectus were passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements of ISI Detention Contacting Group, Inc. at December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006 have been audited by Padgett, Stratemann & Co., L.L.P., independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Argyle Security Acquisition Corporation appearing in Argyle Security Acquisition Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, and for the period June 22, 2005 (inception) through December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which includes an explanatory paragraph describing conditions that raise substantial doubt about Argyle Security Acquisition Corporation’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP’s opinion on the statements of operation, stockholders’ equity, and cash flows for the period June 22, 2005 (inception) through December 31, 2006, insofar as it relates to amounts for prior periods through December 31, 2005, is based solely on the report of Goldstein Golub Kessler LLP, independent registered public accounting firm.

The consolidated financial statements of Argyle Security Acquisition Corporation at December 31, 2005 and for the period from June 22, 2005 (inception) to December 31, 2005 have been audited by Goldstein Golub Kessler LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

▪	our Annual Report on Form 10-K for the fiscal period ended December 31, 2006;

▪	our Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2007, and June 30, 2007;

▪	our Current Reports on Form 8-K dated March 1, 2007, March 14, 2007, April 20, 2007, May 2, 2007, July 6, 2007, July 13, 2007, August 3, 2007, August 6, 2007 and August 7, 2007;

▪	the description of our common stock contained in our Form 8-A filed November 30, 2005;

▪	our Definitive Proxy Statement filed July 13, 2007; and

▪	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Bob Marbut, Co-Chief Executive Officer, Argyle Security, Inc., 200 Concord Plaza, Suite 700, San Antonio, TX 78216.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

INDEMNIFICATION

Our certificate of incorporation provides that the Company, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized thereby.

Our bylaws provide the Company with the power to indemnify its officers, directors, employees and agents or any person serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.